

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

Rick Melero
Manager
HIS Capital Fund III, LLC
2151 Consulate Dr., Suite 6
Orlando, Florida 32837

>   **Re: HIS Capital Fund III, LLC**
>   **Amendment to Offering Statement on Form 1-A**
>   **Filed August 5, 2020**
>   **File No. 024-11242**

Dear Mr. Melero:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2020 letter.

Form 1-A/A filed on August 5, 2020

Cover Page

1.   We reissue comment 1 in part. Please provide the disclosure required by Item (a) of Part II of Form 1-A on the cover page of the Offering Statement, including, all required legends and all information required on the cover page by Form S-11 and Item 501 of Regulation S-K, including, for example your full address, telephone number and a cross reference to the risk factors section.

Notice Regarding Agreement to Arbitrate, page 32

2.   Prior comment 3 is directed at waivers of the right to jury trial, not arbitration; therefore, we reissue the comment. Please disclose whether the provision relating to jury trial

applies to federal securities law claims. If this provision applies to claims arising under the Securities Act or Exchange Act, please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Certain Relationships, page 78

3.   Please revise the table on page 78 to reflect the acquisition fees as you indicate in your response to comment 4.

Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nancee Tegeder, Esq.